Neovasc Regains Compliance with Nasdaq Minimum Bid Price Rule

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) announced today that it has received written notification from the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

Currently, the Company is still not in compliance with the minimum market value requirement set forth in Nasdaq Rules for continued listing on the Nasdaq. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million; the Company has until June 8, 2021 to regain such compliance.

The Company is also listed on the Toronto Stock Exchange and regaining compliance on the Nasdaq does not affect the Company's compliance status with such listing.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to,  beliefs and expectations relating the Company's need to regain compliance with the Nasdaq minimum market value requirement pursuant to Nasdaq Listing Rule 5550(b)(2) within the prescribed grace period and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.